HOWARD BAKER, MAusIMM(CP)

Consent of Qualified Person

Re: Cardero Resource Corp. (the “Issuer”)

I, Howard Baker, Chartered Professional Member of the Australasian Institute of Mining and Metallurgy, of 5th Floor Churchill House, 17 Churchill Way, City and County of Cardiff, CF10 2HH, Wales, United Kingdom, consent to the public filing by the Issuer of the technical report entitled “Mineral Resource Estimate for the Sheini Hills Iron Project, Ghana January 2013” dated January 14, 2013 with an effective date of January 14, 2013 (the “Technical Report”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release of the Issuer dated January 11, 2013 and related Material Change report of the Issuer dated January 11, 2013 (the “Disclosures”).

I certify that I have read the Disclosures and that the Disclosures fairly and accurately represent the information contained in the Technical Report.

Dated this 16th day of January, 2013

(signed) H. Baker
Howard Baker, MAusIMM(CP)